Learn Languages Through Song





Univoice
Product Roadmap

Table of Contents

Overview

The most fundamental goal of Univoice is to make learning language fun and easy. To facilitate the *easy* part of that, great care has been taken to provide the user with a seamless product experience that implies simplicity, even while under the surface our infrastructure is providing powerful neural networks to make delicate judgements in a complex environment.

This document will provide an atlas for the Univoice product as a whole, such that the reader may better understand how we've overcome the hurdles we've encountered so far, and how we'll engineer our future.

General Product Description

UX:
A fluid and graceful series of inquiries reveals a song that a language learner would like to learn how to sing. The song is broken into subsections, and each is presented to the user as a discrete unit to practice. When the user indicates they're ready, a real-time karaoke rendition is initiated, and a score reflecting the user's syllabic pronunciation accuracy throughout the song is provided.

UI:
Univoice is energetic in all we do, and that's reflected in a vibrant, fast, classic UI. Stepping into Univoice feels like stepping away from what's holding you back. We create this atmosphere with full spectrum color schemes, organic lines, and high contrast; add whimsy to taste.

Software Stack:
- MongoDB
- Node.JS
- iOS/Native Android with help from React
- Univoice Speech API
- Univoice Translation API

Business Goals:
- Become language learning platform with the highest engagement & usage stats globally
- Change the face of language learning - 1st to popularize music as learning method
- Double the total addressable market of language learners

Features: Present - Future

Present Features:

- User sings with the artist to practice speaking their target language
- Displays lyrics of songs during playback in both the user's native and target languages
- Supports a library of tens of thousands of songs
- Allows a user speaking any supported language to translate into any other supported language
- Library search/filter structured to encourage new-song finding
- Realtime linguistic-performance metrics drive gamification features

Active Goals:

- Selfie-Videos
  - Enables user-created social content channel
  - Provides an emotive mirror to enhance retention
  - Encourages continuity of practice speech
  - Subtitle overlay of lyrics in output video

- Song Onboarding (Our Back-Office)
  - Integrated dashboard to enable KPI driven workflow
  - Improved lyric-sync accuracy

- User Onboarding Experience
  - Provide a more intuitive series of steps to onboard new users
  - Minimize the means by which third party systems may compromize our user experience
  - Provide data necessary for analysis and improvement of user retention trends
  - Promo codes to provide easier path for new users to explore Univoice
  - Referral codes to reward community builders

3 Month Goals:

- Audio Engine (Videos)
  - Sync engine matches instrumental/original lyrical/user lyrical tracks

- Edu-fication
  - Sorting songs by grammar function
  - Tagging or color coding parts of speech, (nouns, verbs, adverbs, etc.)
  - Personal word-bank, (track the words you can sing, look up meanings)

- Contract Tracking (Our Back-Office)
  - Relationship management throughout B2B process
  - Reduce total cost of translation and syncronization of lyrics by 60%

6 Month Goals:

- Improved Analytics (Our Back-Office)
  - Improve visibility of analytical information and song meta-data

- Gamification Upgrades (precise implementations still on the table.)
  - Performance awards
  - Acheivements
  - Improved visibility of what the user has learned
  - Content-based challenges
  - Social features for home and classroom settings (like challenge-a-friend!)

Goals in Depth

This section will explore each of the major goals we've set for our product development, and describe in greater detail how we intend to acheive them.

Selfie-Videos:

Over the course of December, we implemented video capture on Android and iOS platforms, and are currently iterating for user experience. Implementation went more smoothly than most feature-requests, in no small part to the kind souls who contribute to ffmpeg. (Big shout out.)

Don't hold your breath for karaoke-puppy faces just yet, but we've set ourselves up to do some amazing stuff in the future. A key part of what makes Univoice great is our sophisticated speech processing, and our first stretch-goal with the video project over a 3-month is to leverage that sophistication to precisely sync the user's singing to a song. We will improve on this basic functionality over time with editing features, post processing options, and other bells 'n whistles as time and budget allows.

Song & Contract Management (Our Back-Office):

Creating and maintaining a library of music lyrics is a monumental task unto itself. Adding in the laboreous task of syncing those lyrics to their exact location in a song makes building our library laboreous indeed. Not to mention that the unique needs of the B2B music industry are entirely outside the scope of normal sales pipeline tools.

Doing everything "by hand" doesn't cut it. We need a karaoke factory. So that's what we designed, and are building now.

Our primary task is reducing the cost of translating and syncronizing new songs, *onboarding*, which represents the largest opportunity on the Univoice roadmap. At present, every aspect of the company's risk-assessment is improved by lowering our cost of production per-song, and no other improvement to efficiency will have a more substantial impact on our marginal costs.

Our stretch-goal is to provide our administrative staff with a dashboard that facilitates relationship management with full vertical integration, from initial outreach to adding songs to the library.

User-Onboarding Experience:

We've learned a lot during our public beta, about presentation in those fleeting moments when a new user installs an app for the first time.

We'll be rolling out an iteration of our entire user onboarding process very soon. We look forward to next batch of subtle alterations!

Gamification:

Core to the Univoice ethos is a committment to fun! But Gamification is about a lot more than that. It's about motivation. Gamified apps are effective at improving learning retention when their gamified elements are meaningful to the player.

What this means for Univoice is finding the right balance of long term and short term data to present to the user, and how to do it. (With a high-score counter? With an acheivement badge?) Illuminating the path to mastery will motivate a person if what they're mastering is what they want.

A high-score on each song guides the user to master each song individually. Setting a score target for the user to hit on a series of songs guides the user to master the process of getting 'good enough' more quickly. Every score or goal we present to a language learner is consumed through that lens.

We recognize that the core intrinsic goal that all our users share is the desire to communicate. Each gamification feature we add in the coming months will be designed to provide users with the greatest number of learning experiences we're able to offer; such as acheivement badges for finding several songs with matching grammar features, maintaining consistently high scores over a streak, and other success stories that, when taken together, help learners to improve the great many language skills that effective communication employs.